Exhibit 99.1

TVPC Stand-Alone FS\KASPER, BRANDEN\2/13/2018 5:21 PM
Torrance Valley Pipeline
Company LLC
Supplemental Information and Condensed Financial Statements
as of and for the three and nine months ended September 30, 2018 and 2017

Torrance Valley Pipeline Company LLC
Table of Contents

Financial Information	4
Condensed Balance Sheets	4
Condensed Statements of Operations	5
Condensed Statements of Cash Flows	6
Notes to the Condensed Financial Statements	7

Management’s Discussion and Analysis of Financial Condition and Results of Operations	12

EXPLANATORY NOTE

Torrance Valley Pipeline Company LLC (“TVPC”) is a Delaware limited liability company (“LLC”) that owns and operates the San Joaquin Valley Pipeline system (the “Torrance Valley Pipeline”), which supports PBF Holding Company LLC’s (“PBF Holding”) Torrance Refinery. The Torrance Valley Pipeline consists of the M55, M1 and M70 pipeline systems, including pipeline stations with storage capacity and truck unloading capability.

The following financial information and condensed financial statements as of and for the three and nine months ended September 30, 2018 and 2017, respectively, are being furnished as supplemental information to the PBF Logistics LP (“PBFX”) Quarterly Report on Form 10-Q for the quarter ended September 30, 2018. Unless the context otherwise requires, references in this document to “we,” “us” and “our” refer to Torrance Valley Pipeline Company LLC.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain “forward-looking statements,” as defined in the Private Securities Litigation Reform Act of 1995, which involve risk and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this document; and in our December 31, 2017 annual report (filed as exhibit 99.1 in PBFX’s Annual Report on Form 10-K for the year ended December 31, 2017) (“2017 Annual Report”). All forward-looking information in this document is expressly qualified in its entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	our limited operating history;

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	the supply of, and demand for, crude oil and logistics services;

•	our ability to successfully implement our business plan;

•
our dependence on contracts with PBF Energy Inc. (“PBF Energy”) for a substantial majority of our revenues subjects us to the business risks of PBF Energy, which includes the possibility that contracts will not be renewed because they are no longer beneficial for PBF Energy;

•	a substantial majority of our revenue is generated at PBF Energy’s Torrance Refinery, and any adverse development at this facility could have a material adverse effect on us;

•	our ability to complete internal growth projects on time and on budget;

•	operating hazards and other risks incidental to handling crude oil;

•	natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	the effects of existing and future laws and governmental regulations;

•	the timing and extent of changes in commodity prices and demand for PBF Energy’s refined products and the differential in the prices of different crude oils;

•	the suspension, reduction or termination of PBF Energy’s obligations under our commercial agreements;

•	disruptions due to equipment interruption or failure at our facilities; and

•	other factors discussed elsewhere in this document.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this document may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements speak only as of the date of this document or as of the date which they are made. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing.

FINANCIAL INFORMATION

Torrance Valley Pipeline Company LLC
Condensed Balance Sheets
(Unaudited, in thousands)

	September 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$8,209	$4,411
Accounts receivable - affiliates	6,979	12,201
Prepaids and other current assets	504	448
Total current assets	15,692	17,060
Property, plant and equipment, net	327,312	335,106
Total assets	$343,004	$352,166
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable - affiliates	$887	$3,755
Accounts payable and accrued liabilities	3,992	4,505
Deferred revenue	93	47
Total current liabilities	4,972	8,307
Other long-term liabilities	226	409
Total liabilities	5,198	8,716

Commitments and contingencies (Note 4)

Equity	337,806	343,450
Total liabilities and equity	$343,004	$352,166

See notes to the condensed financial statements.

Torrance Valley Pipeline Company LLC
Condensed Statements of Operations
(Unaudited, in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenue:
Affiliate	$20,627	$17,355	$59,184	$52,618
Third-party	20	15	56	40
Total revenue	20,647	17,370	59,240	52,658

Costs and expenses:
Operating and maintenance expenses	8,440	7,055	24,811	22,067
General and administrative expenses	213	213	638	638
Depreciation and amortization	2,755	2,719	8,209	8,156
Total costs and expenses	11,408	9,987	33,658	30,861

Net income	$9,239	$7,383	$25,582	$21,797

See notes to the condensed financial statements.

Torrance Valley Pipeline Company LLC
Condensed Statements of Cash Flows
(Unaudited, in thousands)

	Nine Months Ended September 30,
	2018	2017
Cash flows from operating activities:
Net income	$25,582	$21,797
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,209	8,156
Changes in operating assets and liabilities:
Accounts receivable - affiliates	5,222	7,341
Prepaids and other current assets	(56)	201
Accounts payable - affiliates	(2,868)	(401)
Accounts payable and accrued liabilities	(542)	768
Deferred revenue	46	32
Other assets and liabilities	(182)	(236)
Net cash provided by operating activities	35,411	37,658

Cash flows from investing activities:
Expenditures for property, plant and equipment	(387)	(506)
Net cash used in investing activities	(387)	(506)

Cash flows from financing activities:
Distributions to members	(32,500)	(34,695)
Parent contributions	1,274	1,086
Net cash used in financing activities	(31,226)	(33,609)

Net change in cash and cash equivalents	3,798	3,543
Cash and Cash equivalents at beginning of period	4,411	6,849
Cash and Cash equivalents at end of period	$8,209	$10,392

Supplemental disclosure of non-cash activities
Accrued capital expenditures	$85	$36

See notes to the condensed financial statements.

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE CONDENSED FINANCIAL STATEMEMTS
(IN THOUSANDS)

1. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description and Nature of the Business

Torrance Valley Pipeline Company LLC (“TVPC”) is a Delaware limited liability company (“LLC”) that owns and operates the San Joaquin Valley Pipeline system (the “Torrance Valley Pipeline”), which supports PBF Holding Company LLC’s (“PBF Holding”) Torrance Refinery. The Torrance Valley Pipeline consists of the M55, M1 and M70 pipeline systems, including pipeline stations with storage capacity and truck unloading capability.

PBF Holding, a Delaware LLC, together with its consolidated subsidiaries, owns and operates oil refineries and related facilities in North America. PBF Holding is a wholly-owned subsidiary of PBF Energy Company LLC (“PBF LLC”). PBF LLC is a holding company, whose assets consist of an ownership interest in PBF Holding and its consolidated subsidiaries and PBF Logistics LP (“PBFX”) and its subsidiaries. TVPC is a subsidiary of PBFX. PBF LLC, PBF Holding and PBFX are considered affiliate companies of TVPC for accounting purposes.

On July 1, 2016, PBF LLC, through its ownership of PBF Holding, acquired from ExxonMobil Oil Corporation and Mobil Pacific Pipeline Company the Torrance Refinery and related logistical assets, including the Torrance Valley Pipeline (the “TVPC Acquisition”). On August 31, 2016, PBFX, through its wholly-owned subsidiary, PBF Operating Company LLC (“PBFX Op Co”), acquired from PBF Holding, a 50% equity interest in TVPC. Subsequently PBFX Op Co became the sole managing member of TVPC. As this transaction was between affiliate companies, the transfer of the 50% ownership of TVPC is accounted for as a reorganization of entities under common control under U.S. generally accepted accounting principles (“GAAP”).

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, TVPC has included all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and the results of operations and cash flows of TVPC for the periods presented. The results of operations for the three and nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the full year.

Recently Adopted Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (Topic 606) “Revenue from Contracts with Customers” (“ASC 606”). ASC 606 supersedes the revenue recognition requirements in Accounting Standards Codification 605 “Revenue Recognition” (“ASC 605”), and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. TVPC adopted ASC 606 as of January 1, 2018 using the modified retrospective transition method.

TVPC affiliate revenue is generated from commercial agreements that qualify as operating leases under GAAP. Leases are outside the scope of ASC 606 and are therefore accounted for in accordance with Accounting Standards Codification 840 “Leases.” Under these leasing agreements, TVPC provides access to storage tanks and/or use of throughput assets that convey the right to control the use of an identified asset to the customer. These lease arrangements account for $20,627 and $59,184 of TVPC’s revenue for the three and nine months ended September 30, 2018, respectively.

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE CONDENSED FINANCIAL STATEMEMTS
(IN THOUSANDS)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), to increase the transparency and comparability about leases among entities. Additional ASUs have been issued subsequent to ASU 2016-02 to provide supplementary clarification and implementation guidance for leases related to, among other things, the application of certain practical expedients, the rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments (collectively, TVPC refers to ASU 2016-02 and these additional ASUs as the “Updated Lease Guidance”). The Updated Lease Guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts.  It also requires additional disclosures about leasing arrangements. The Updated Lease Guidance is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. While early adoption is permitted, TVPC will not early adopt the Updated Lease Guidance. TVPC’s indirect parent, PBFX, has established a working group to study and lead the implementation of the Updated Lease Guidance and has instituted a task plan designed to meet the requirements and implementation deadline. PBFX has also evaluated and purchased a lease software system, completed software design and configuration of the system, and substantially completed the implementation of the selected system. The working group continues to evaluate the impact of the Updated Lease Guidance on TVPC’s financial statements and related disclosures and has designed and begun implementing business processes and controls to address the new guidance. While the assessment of this standard is ongoing, TVPC has identified that the most significant impacts of the Updated Lease Guidance will be to bring nearly all leases, with the exception of certain short-term leases, onto its balance sheet reflected as right of use assets and lease obligation liabilities as well as accelerating recognition of the interest expense component of financing leases. The new standard will also require additional disclosures for financing and operating leases. The Updated Lease Guidance allows for certain practical expedients, certain of which TVPC has elected to adopt including, among others, the expedient to carry forward the classification of leases under current lease guidance once the Updated Lease Guidance becomes effective, the expedient to not include short-term leases on its balance sheet and to avail itself of the additional transition method whereby it will apply the Updated Lease Guidance on the effective date and recognize a cumulative-effect adjustment to opening retained earnings.

2. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment, net consisted of the following:

	September 30,	December 31,
	2018	2017

Land	$83,330	$83,330
Pipelines and equipment	267,765	266,466
Construction in progress	757	1,641
	351,852	351,437
Accumulated depreciation	(24,540)	(16,331)
Property, plant and equipment, net	$327,312	$335,106

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE CONDENSED FINANCIAL STATEMEMTS
(IN THOUSANDS)

3. EQUITY

Equity Activity

The following tables summarize the changes in the carrying amount of TVPC’s equity during the nine months ended September 30, 2018 and 2017:

Members’ Equity
Balance at December 31, 2017	$343,450
Net income	25,582
Distributions to members	(32,500)
Parent contributions	1,274
Balance at September 30, 2018	$337,806

Members’ Equity
Balance at December 31, 2016	$356,868
Net income	21,797
Distributions to members	(34,695)
Parent contributions	1,086
Balance at September 30, 2017	$345,056

Cash Distributions

In accordance with TVPC’s LLC agreement, during the nine months ended September 30, 2018, TVPC distributed $16,250 to each of its members, for total distributions of $32,500.

4. COMMITMENTS AND CONTINGENCIES

Environmental Matters

TVPC’s assets are subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and the composition of fuels. Compliance with existing and anticipated laws and regulations can increase the overall cost of operating TVPC’s assets, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

In connection with PBF Holding’s acquisition of the Torrance Refinery and related logistics assets, PBF Holding is responsible for all known and unknown environmental liabilities at each site acquired in connection with the acquisition. The total estimated liability of known environmental obligations associated with the Torrance Valley Pipeline was approximately $186 as of September 30, 2018 ($256 as of December 31, 2017). In accordance with the contribution agreement associated with the sale of 50% ownership of TVPC to PBFX, PBF Holding has indemnified PBFX for any and all costs associated with environmental remediation for obligations that existed on or before August 31, 2016, including all known or unknown events, which includes the recorded liability of approximately $186. At September 30, 2018, TVPC expects to make the full aggregate payment for this liability within the next five years. As a result of the indemnification, PBFX has recorded a receivable from PBF Holding for such anticipated payments related to the known pre-existing Torrance Valley Pipeline environmental obligations for which PBFX is indemnified.

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE CONDENSED FINANCIAL STATEMEMTS
(IN THOUSANDS)

Litigation

TVPC can be subject to claims and complaints that may arise in the ordinary course of business. Management has regular litigation reviews to assess the need for accounting recognition or disclosure of these contingencies. TVPC would accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. TVPC wouldn’t record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and which are significant, TVPC would disclose the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of the contingency disclosures, “significant” includes material matters as well as other matters which management believes should be disclosed.

5. RELATED PARTY TRANSACTIONS

Commercial Agreements

TVPC currently derives the majority of its revenue from long-term, fee-based, agreements including MVCs with PBF Holding, supported by contractual fee escalations for inflation adjustments and certain increases in operating costs. TVPC believes the terms and conditions under these agreements, as well as the Omnibus Agreement (as defined below) and the Services Agreement (as defined below) each with PBF Holding, are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services.

See TVPC’s 2017 Annual Report for a more complete description of TVPC’s commercial agreements with PBF Holding.

Omnibus Agreement

At the closing of PBFX’s initial public offering, PBFX entered into an omnibus agreement with PBF Logistics GP LLC, PBF LLC and PBF Holding, which has been amended and restated in connection with the TVPC Acquisition (as amended, the “Omnibus Agreement”) for the provision of executive management services and support for accounting and finance, legal, human resources, information technology, environmental, health and safety, and other administrative functions.

Services Agreement

On August 31, 2016, PBFX Op Co entered into an operation and management services and secondment agreement (the “Services Agreement”) with PBF Holding and certain of its subsidiaries pursuant to which PBF Holding and its subsidiaries provides PBFX Op CO with the personnel necessary for PBFX Op Co to operate TVPC so that it may perform its obligations under the commercial agreements. PBFX Op Co charges TVPC the amount under the agreement and reimburses PBF Holding for the use of such employees and the provision of certain infrastructure-related services to the extent applicable to its operations, including storm water discharge and waste water treatment, steam, potable water, access to certain roads and grounds, sanitary sewer access, electrical power, emergency response, filter press, fuel gas, API solids treatment, fire water and compressed air.

TORRANCE VALLEY PIPELINE COMPANY LLC
NOTES TO THE CONDENSED FINANCIAL STATEMEMTS
(IN THOUSANDS)

Summary of Transactions

A summary of revenue and expense transactions with PBF Holding, including expenses directly charged and allocated to TVPC, is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenues	$20,627	$17,355	$59,184	$52,618
Operating and maintenance expenses	475	475	1,425	1,425
General and administrative expenses	213	213	638	638

6. SUBSEQUENT EVENTS

TVPC has evaluated subsequent events through the date that this report was available to be issued, October 31, 2018, and determined that there were no subsequent events requiring recognition or disclosure in the accompanying condensed financial statements and notes to the condensed financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information concerning our results of operations and financial condition should be read in conjunction with the financial statements and accompanying notes to the condensed financial statements.

Overview

We are a Delaware limited liability company that owns and operates the San Joaquin Valley Pipeline system, which supports PBF Holding’s Torrance Refinery. The Torrance Valley Pipeline consists of the M55, M1 and M70 pipeline systems, including pipeline stations with storage capacity and truck unloading capability.

PBF Holding, a Delaware LLC, together with its consolidated subsidiaries, owns and operates oil refineries and related facilities in North America. PBF Holding is a wholly-owned subsidiary of PBF Energy Company LLC (“PBF LLC”). PBF LLC is a holding company, whose assets consist of ownership interests in PBF Holding and its consolidated subsidiaries and PBFX and its subsidiaries. We are a subsidiary of PBFX. PBF LLC, PBF Holding and PBFX are considered affiliate companies of ours for accounting purposes.

On July 1, 2016, PBF LLC, through its ownership of PBF Holding, acquired from ExxonMobil Oil Corporation and Mobil Pacific Pipeline Company the Torrance Refinery and related logistical assets, including the Torrance Valley Pipeline (the “TVPC Acquisition”). On August 31, 2016, PBFX, through its wholly-owned subsidiary, PBFX Operating Company LLC (“PBFX Op Co”), acquired from PBF Holding, a 50% equity interest in us. Subsequently, PBFX Op Co became our sole managing member. As this transaction was between affiliate companies, the transfer of the 50% ownership is accounted for as a reorganization of entities under common control under U.S. generally accepted accounting principles (“GAAP”).

Business Strategies

We continue to focus on the following strategic areas:

•
Maintain Safe, Reliable and Efficient Operations. We are committed to maintaining and improving the safety, reliability, environmental compliance and efficiency of our operations. We seek to improve operating performance through our commitment to our preventive maintenance program and to employee training and development programs. We will continue to emphasize safety in all aspects of our operations. We believe these objectives are integral to maintaining stable cash flows and are critical to the success of our business.

•
Generate Stable, Fee-Based Cash Flow. We believe our long-term, fee-based logistics contracts provide us with stable, predictable cash flows. We generate a majority of our revenue from PBF Energy under commercial agreements which include minimum quarterly volume commitments, minimum storage commitments, inflation escalators and initial terms of ten years.

How We Evaluate Our Operations

Our management uses a variety of financial and operating metrics to analyze our business. These metrics are significant factors in assessing our operating results and profitability and include but are not limited to volumes, including pipeline throughput and storage capacity and operating and maintenance expenses.

Volumes. The amount of revenue we generate primarily depends on the volumes of crude oil that we throughput at our pipeline operations and our available storage capacity. These volumes are primarily affected by the supply of and demand for crude oil in the markets served directly or indirectly by our assets. Although PBF Energy has committed to minimum volumes under the commercial agreements described above, our results of operations will be impacted by:

•	PBF Energy’s utilization of our assets in excess of the minimum volume commitments (“MVCs”);

•	our ability to identify and execute organic expansion projects, and capture PBF Energy’s incremental volumes or third-party volumes; and

•	our ability to increase throughput volumes at our facilities and provide additional ancillary services at those pipelines.

Operating and Maintenance Expenses. Our management seeks to maximize the profitability of our operations by effectively managing operating and maintenance expenses. These expenses are comprised primarily of labor expenses, outside contractor expenses, utility costs, and repairs and maintenance. These expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenditures on our assets by scheduling maintenance over time to avoid significant variability in our maintenance expenditures and to minimize their impact on our cash flow.

Other Factors That Will Significantly Affect Our Results

Supply and Demand for Crude Oil. We generate a majority of our revenue by charging fees for receiving, handling, transferring, storing and throughputting crude oil. The majority of our revenues are derived from fee-based commercial agreements with PBF Energy’s Torrance Refinery with initial terms of ten years and including MVCs, which enhance the stability of our cash flows. The volume of crude oil that is throughput depends substantially on PBF Energy’s refining margins. Refining margins are greatly dependent upon the price of crude oil or other refinery feedstocks, the price of refined products and the price of natural gas.

Factors driving the prices of petroleum-based commodities include supply and demand in crude oil, gasoline and other refined products. Supply and demand for these products depend on numerous factors outside of our control, including changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, logistics constraints, availability of imports, marketing of competitive fuels, crude oil price differentials and government regulation.

Results of Operations

A discussion and analysis of the factors contributing to our results of operations is presented below. The condensed financial statements, together with the following information, are intended to provide investors with a reasonable basis for assessing our historical operations, but should not serve as the only criteria for predicting our future performance.

Combined Overview. The following tables summarize our results of operations and financial data for the three and nine months ended September 30, 2018 and 2017. The following data should be read in conjunction with our condensed financial statements and the notes thereto included elsewhere in this document.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(in thousands)
Revenue:
Affiliate	$20,627	$17,355	$59,184	$52,618
Third-party	20	15	56	40
Total revenue	20,647	17,370	59,240	52,658

Costs and expenses:
Operating and maintenance expenses	8,440	7,055	24,811	22,067
General and administrative expenses	213	213	638	638
Depreciation and amortization	2,755	2,719	8,209	8,156
Total costs and expenses	11,408	9,987	33,658	30,861

Net income	$9,239	$7,383	$25,582	$21,797

Three Months Ended September 30, 2018 Compared to the Three Months Ended September 30, 2017

Summary. Our net income for the three months ended September 30, 2018 increased approximately $1.9 million, or 25.1%, to $9.2 million from $7.4 million for the three months ended September 30, 2017. The increase in net income was primarily due to the following:

•
an increase in revenue of approximately $3.3 million, or 18.9%, to $20.6 million, which was primarily attributable to an increase in ancillary fees charged to the customer (approximately $1.4 million) and the January 1, 2018 inflation rate adjustments implemented in accordance with our commercial agreements (approximately $0.4 million). The remaining increase is attributable to an increase in throughput among all of our assets;

•	partially offset by the following:

◦
an increase in operating and maintenance expenses of approximately $1.4 million, or 19.6%, which was primarily attributable to an increase in salaries (approximately $0.1 million), insurance (approximately $0.1 million), maintenance (approximately $0.5 million) and energy costs (approximately $1.4 million), partially offset by a reduction in property tax (approximately $0.4 million) and outside services (approximately $0.3 million).

•	General and administrative expenses remained consistent at approximately $0.2 million for both the three months ended September 30, 2018 and 2017.

•	Depreciation and amortization expenses remained relatively consistent at approximately $2.8 million and approximately $2.7 million for the three months ended September 30, 2018 and 2017, respectively.

Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017

Summary. Our net income for the nine months ended September 30, 2018 increased approximately $3.8 million, or 17.4%, to $25.6 million from $21.8 million for the nine months ended September 30, 2017. The increase in net income was primarily due to the following:

•
an increase in revenue of approximately $6.6 million, or 12.5%, to $59.2 million, which was primarily attributable to an increase in ancillary fees charged to the customer (approximately $2.9 million) and the January 1, 2018 inflation rate adjustments implemented in accordance with our commercial agreements (approximately $1.2 million). The remaining increase is attributable to an increase in throughput among all of our assets;

•	partially offset by the following:

◦
an increase in operating and maintenance expenses of approximately $2.7 million, or 12.4%, which was primarily attributable to an increase in salaries (approximately $0.4 million), property tax (approximately $0.4 million), maintenance (approximately $1.5 million) and energy costs (approximately $2.9 million), partially offset by a reduction in outside services (approximately $2.5 million).

•	General and administrative expenses remained consistent at approximately $0.6 million for both the nine months ended September 30, 2018 and 2017.

•	Depreciation and amortization expenses remained consistent at approximately $8.2 million for both the nine months ended September 30, 2018 and 2017.

Liquidity and Capital Resources

Our sources of liquidity primarily consist of cash flows from operations, which we expect will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our capital requirements, including capital expenditures and distributions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

We intend to continue to pay, at least quarterly, distributions to our members in accordance with our LLC agreement. During the nine months ended September 30, 2018, we distributed $16.3 million to each of our members.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2018	2017
	(in thousands)
Net cash provided by operating activities	$35,411	$37,658
Net cash used in investing activities	(387)	(506)
Net cash used in financing activities	(31,226)	(33,609)
Net change in cash and cash equivalents	$3,798	$3,543

Cash Flows from Operating Activities

Net cash provided by operating activities decreased approximately $2.2 million to $35.4 million for the nine months ended September 30, 2018 compared to $37.7 million for the nine months ended September 30, 2017. The decrease in net cash provided by operating activities was primarily the result of a net decrease in the net changes in operating assets and liabilities of approximately $6.1 million primarily driven by the timing of collection of accounts receivables and liability payments, partially offset by net income and non-cash charges relating to depreciation and amortization of approximately $33.8 million for the nine months ended September 30, 2018, compared to approximately $30.0 million for the nine months ended September 30, 2017.

Cash Flows from Investing Activities

Net cash used in investing activities remained relatively consistent at approximately $0.4 million and approximately $0.5 million for the nine months ended September 30, 2018 and 2017, respectively.

Cash Flows from Financing Activities

Net cash used in financing activities decreased approximately $2.4 million to $31.2 million for the nine months ended September 30, 2018 compared to $33.6 million for the nine months ended September 30, 2017. The decrease in net cash used in financing was primarily the result of distributions to members of approximately $32.5 million for the nine months ended September 30, 2018, compared to distributions to members of approximately $34.7 million for the nine months ended September 30, 2017, partially offset by an increase in parent contributions of $0.2 million.

Capital Expenditures

Our capital requirements have consisted of and are expected to continue to consist of maintenance capital expenditures, expansion capital expenditures and regulatory capital expenditures. Maintenance capital expenditures are expenditures made to maintain our long-term operating income or operating capacity. Expansion capital expenditures are expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term. Regulatory capital expenditures are expenditures made to attain or maintain compliance with regulatory standards. For the nine months ended September 30, 2018, our capital expenditures of $0.4 million were primarily incurred for the maintenance of the Torrance Valley Pipeline. For the nine months ended September 30, 2017, our capital expenditures of $0.5 million were primarily incurred for the maintenance of the Torrance Valley Pipeline.

We currently expect to spend up to an aggregate of approximately $1.0 million for the remainder of 2018 for capital expenditures, the majority of which will relate to maintenance and regulatory capital expenditures. We anticipate the forecasted maintenance and regulatory capital expenditures will be funded primarily with cash from operations.

Contractual Obligations

There have been no significant changes in our obligations since those reported in our 2017 Annual Report. Refer to Note 4 “Commitments and Contingencies” in our notes to the condensed financial statements for additional information regarding our obligations.

Off-Balance Sheet Arrangements

We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Environmental and Other Matters

Environmental Regulation

Our operations are subject to extensive and frequently changing federal, state and local laws, regulations and ordinances relating to the protection of the environment. Among other things, these laws and regulations govern the emission or discharge of pollutants into or onto the land, air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to develop, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our regulatory capital expenditures and net income, we believe they do not necessarily affect our competitive position, as the operations of our competitors are similarly affected. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to changes, or to changes in the interpretation of such laws and regulations, by regulatory authorities, and continued and future compliance with such laws and regulations may require us to incur significant expenditures. Additionally, violation of environmental laws, regulations and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions limiting our operations, investigatory or remedial liabilities or construction bans or delays in the development of additional facilities or equipment. Furthermore, a release of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims by third parties for personal injury or property damage, or by the U.S. federal government or state governments for natural resources damages. These impacts could directly and indirectly affect our business and have an adverse impact on our financial position, results of operations and liquidity. We cannot currently determine the amounts of such future impacts.

Environmental Liabilities

Contaminations resulting from spills of crude oil or petroleum products are not unusual within the petroleum terminaling or transportation industries. Historic spills at truck and rail racks, and terminals as a result of past operations have resulted in contamination of the environment, including soils and groundwater.

As of September 30, 2018, we have recorded a total liability related to environmental remediation costs of $0.2 million related to the Torrance Valley Pipeline. Refer to Note 4 “Commitments and Contingencies” in our notes to the condensed financial statements.